June 18, 2009

Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:
Fushi Copperweld, Inc.
Form 10-K for the year ended December 31, 2008 filed March 16, 2009Form 10-Q for the quarter ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 21, 2009
File No. 1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on June 4, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-K for the year ended December 31, 2008

Business, page 1

Intellectual Property, page 12

1.	In future filings, please discuss in greater detail the importance to your business and the duration and effect of your intellectual property. See Item 101(c)(iv) of Regulation S-K.

Fushi Copperweld Response: We will revise our future filings as requested by the Staff.

2.
We note the risk factor on page 25 that your PRC subsidiaries are subject to restrictions on paying dividends and making other payments to the parent. Please tell us how you considered the requirements under Rule 5-04 of Regulation S-X to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of the Chinese government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule.

Fushi Copperweld Response: We have reviewed the requirements under Rule 5-04 of Regulation S-X with respect to the schedules that are required to be filed.  We understand that a condensed financial information of the registrant, as the parent company, shall be filed when restricted net assets of its consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.  As a result of the restrictions on our PRC subsidiaries paying dividends, pursuant to PRC Company Law and relevant rules and regulations as further discussed below, we believe that such restricted assets exceed 25% of our consolidated net assets.  Accordingly, in the future we will provide condensed parent only financial statements of the registrant in Schedule I.

Under PRC Company Law and relevant rules and regulations, our PRC subsidiaries may pay dividends only out of their retained earnings/net profit, if any, calculated according to PRC accounting principles determined in accordance with PRC accounting standards, and only after accumulated losses from preceding years have been fully covered and the following appropriations have been made:

a) appropriations to the statutory surplus reserve equivalent to 10% of its net profits less any accumulated losses, as determined under PRC GAAP; no further appropriations to the statutory surplus reserve are required once this reserve reaches an amount equal to 50% of its respective registered capital;

b) appropriations to a discretionary surplus reserve as approved by the shareholders in shareholders' meeting.

Legal Proceedings. page 31

3.	In future filings, please disclose the factual basis alleged to underlie any material legal proceedings. See Item 103 of Regulation S-K.

Fushi Copperweld Response: If we are subject to any material proceedings in the future, we will disclose the factual basis alleged to underlie any such proceeding as required under Item 103 of Regulation S-K.

Stock Performance Graph. page 34

4.
We note your statement that the “[i]nformation used on the graphs was obtained from Research Data Group, Inc, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.” In future filings, please note that you are responsible for the entire content of the filing and you may not use language that could be interpreted as a disclaimer of the information contained in the filing.

Fushi Copperweld Response: We will not include disclaimer language in future filings.

Recent Sales of Unregistered Securities, page 35

5.	In future filings, please identify the persons or class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Fushi Copperweld Response: At any time that we engage in sales of unregistered securities for which disclosure under Item 701(b) of Regulation S-K is required in a future filing, we will disclose and identity the persons or class of persons to whom securities are sold.

Management’s Discussion and Analysis, page 37

6.
You state on page 51 that if you are unable to stay enforcement of the judgment in the Kuhns litigation pending your appeal, you will be forced to pay the $7,197,794 judgment immediately, which payment would have a material adverse effect on your liquidity. Please describe in future filings in detail how such payment will impact your liquidity, financial condition, or results of operations. For example, we note from page 57 of the March 31, 2009 Form 10•Q that you attempted to issue shares in lieu of posting a cash bond, but such attempt was ultimately terminated. It is also not clear why and how you have allocated the total $7,197,794 to expense, deferred commission on long term notes, and additional paid in capital, as described on page F-35 of the Form 10-K. Please explain. Please also tell us, and disclose in future filings, whether you expect to pay the judgment using cash transferred out of China and if so, what the tax impact is. Please revise future filings to present the $7,197,794 within current liabilities, since the plaintiffs could execute the judgment against you at any time. Refer to Rule 5-02.20 of Regulation S-X.

Fushi Copperweld Response:   We will revise the disclosures in future filings.

As disclosed in the Current Report on Form 8-K filed on May 26, 2009, we entered into a Settlement and Forbearance Agreement and Release with Kuhns Brothers, Inc., Kuhns Brothers Securities Corp., and Kuhns Bros. & Co. Inc. (collectively “Kuhns”), in which Kuhns agreed to reduce the judgment to $7,000,000 (the “Judgment”) and we agreed to withdraw the appeal.  We have already accrued $7.2 million for this litigation settlement as a contingent liability in the second quarter of 2008 and allocated the amount into deferred commissions, additional paid in capital and current expenses based on the nature of each charge due to Kuhns as below:

Description	Amount	Accounting Treatment
Placement agent fees associated with the Copperweld acquisition and Common stock issuance and to be deducted from the proceeds and debit to additional paid-in capital	3,487,250	Allocated to additional paid-in capital in 2008 under SAB Topic 5A.

Deferred placement agent fee related to $60 million Citadel Notes issuance	3,000,000	Being amortized over the Notes' life and $1,762,500 has been amortized as at 31 March 2009 under FAS 91.

Interests of all due placement agent fees	710,544	Expensed in 2008
Total	7,197,794

Pursuant to the Settlement Agreement, the Judgment shall be satisfied in full no later than January 15, 2010 through a combination of cash and shares. As partial payment to reduce the Judgment, we delivered to Kuhns on May 21, 2009, $1,000,000 plus accrued interest (the “Escrow Payment”), which was being held in an escrow account (the “Escrow Assets”) in the U.S. which is outside of the PRC , that was governed by an Escrow Agreement between us and Kuhns, dated October 3, 2007. This is the only cash payment to be made per the settlement agreement (cash was not transferred out of China), therefore, we do not believe that it has any material adverse effect on our liquidity. At a closing which was held on June 5, 2009 (the “Closing Date”), we (i) delivered to Kuhns a stock certificate for 100,000 shares of Common Stock (the “Initial Shares”), which had been part of the Escrow Assets, and (ii) deposited a stock certificate for 2.2 million shares of Common Stock in escrow (the “Escrow Shares”) with the Escrow Agent along with an executed stock power in blank, to be held pursuant to the Escrow Agreement. We agreed to deposit a total of 2.2 million shares of Common Stock. However, Kuhns can only receive proceeds from the sale of such number of Escrow Shares necessary to satisfy the Judgment, after reducing the Judgment by the Escrow Assets.  Once the Judgment has been satisfied Kuhns shall instruct the Escrow Agent to return any remaining Escrow Shares to us and such Escrow Shares shall be cancelled.

Critical Accounting Policies. page 52

7.
We note that Copperweld domestic and UK businesses have substantially lower gross margins than the Fushi Chinese businesses. We also note that the Chinese businesses are consistently profitable whereas the Copperweld businesses have generated losses both before and after the acquisition. Further, it appears that the Chinese businesses have substantially greater cash reserves than the domestic and UK businesses and that Copperweld has recently defaulted on its debt. We also note the inability of the company to post the $6.1 million bond required by the U.S. District Court. Consequently, a substantive and informative analysis in your response letter and in future filings is required to clearly explain to readers how the presentation of a single reportable segment complies with SFAS 131 in light of these issues. Absent disaggregated disclosure, it is not clear how readers can assess the ability of the domestic and UK businesses to meet their financial obligations. Note also the guidance in Section 501.13.b.1 of the Financial Reporting Codification regarding the required disclosure of cash requirements pertaining to foreign and domestic subsidiaries.

Fushi Copperweld Response: We are engaged in only one business segment, consisting of our bimetallic wire business in China, the US and the UK, which is managed centrally in China rather than separately. Copperweld Bimetallics, LLC. U.S. operations realized profits in the first three quarters of fiscal year 2008.    The difference in operating results between China and US was primarily due to rapid deterioration of demand in our North American and European markets due to the global economic crisis while demand in China remained stable.

We will provide segment reporting in starting from Q2 2009 to provide readers more information.

8.
In future filings, please revise your MD&A to present a table of contractual obligations pursuant to Item 303(a) (5) of Regulation S-K. Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments. To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.

Fushi Copperweld Response: We will revise our future filings as requested by the staff to present a table of contractual obligations pursuant to Item 303(a) (5) of Regulation S-K, which will include the interest commitments under our interest-bearing debt.  We will also provide the assumptions of the estimated variable rate interest payments. If we are in the position to pay cash rather than receive cash under the interest rate swaps, we will disclose estimates of amounts we will be obligated to pay.

Item 9A. Controls and Procedures, page 55

9.
Please tell us why the material weakness you describe on page 56 was limited to only one area of the financial statements of cash disbursements. It appears the nature of such material weakness, that is, not adhering to controls as designed to ensure timeliness and accuracy, as well as the general nature of your remediation activities, could be so pervasive as to appear in other areas of the financial statements. Please also address this comment as it relates to the significant deficiency you have identified.

Fushi Copperweld Response: It is management’s belief that the identified material weakness and significant deficiency were not pervasive and will not appear in other areas of the financial statements.  As disclosed in our Annual Report on 10-K, the finding of a material weakness in our controls was limited to an identifiable set of occurrences that were all and only related to the override of controls requiring CEO pre-approval of cash disbursements.  The experience of going through our first year of 404 compliance, as well as the fact that a material weakness and significant deficiency were identified,  prompted management and the audit committee to take significant steps far beyond the mere remediation measures that we believe would have been necessary to be taken to address the weakness and the deficiency.  In our report, we therefore documented the remedial actions for the identified problems, and then went on to outline a seven point plan that management is undertaking.  Although given the limited nature of the material weakness and significant deficiency, we don’t believe that there was a requirement to disclose such detail since it went beyond the remediation of what was identified, we believed it was important to convey to our investors the level of attention we are giving to this area.

10.
Please revise future filings to disclose in detail the nature of the material weakness and significant deficiency. That is, discuss how they emerged, quantify the impact it had on the preliminary financial statements, if any, and. how it was identified and resolved. Provide this information in your response letter. Also, please tell us whether you assessed the possibility of errors in the prior quarterly filings.

Fushi Copperweld Response: The identified material weakness was related to specific instances of management’s override of control over cash disbursements. Our control system governing cash disbursement practices were adequately designed, faithfully implemented and properly documented.  However, there occurred instances that management was able to override these controls and did not maintain segregation of duties within our business operations. The Company’s CEO approved certain payments to our vendors. However, for example, the Accounting Department Manager overrode the controls and instructed the cashier to wire money to a payee which was not consistent with the originally approved payee when the original payee contacted the Accounting Department Manager and requested payment to their subsidiary.  The management override of control was located by testing of our internal controls and was confirmed by our independent auditor during the audit of internal control over financial reporting.  Our close review of the overrides indicated that in each case where this occurred, the funds were properly used to make payments or settle outstanding liabilities of the Company.  There was therefore no quantifiable impact to the preliminary financial statements or quarterly financials.  The Company discussed the material weakness in its internal control over financial reporting with the Audit Committee and the Board of Directors.  As remedial actions, we revised the reporting structure and established clear roles, responsibilities, and accountability, and reorganized the cash disbursement process by including staff from different departments to ensure adequate segregation of duties.  Going forward management intends to adhere to controls related to cash as designed and understand that under no circumstance can the controls be overridden.

The identified significant deficiency was related to failure to maintain effective controls over the financial closing process to ensure the accurate and timely accounting and disclosure of fixed asset including 1) not timely placing equipments received in construction in progress and 2) not timely transferring completed equipments to fixed assets.  This significant deficiency was located by the management through testing of internal controls and was confirmed by our independent auditor during the audit of internal control over financial reporting. The classifications of fixed assets are among construction in progress, property and equipment and also buildings and leasehold improvements. While the net impact to the whole financial statement is immaterial, it’s a significant deficiency of failure to maintain effective controls over the financial closing process to ensure the accurate and timely accounting and disclosure of fixed assets. The Company discussed the significant deficiency in its internal control over financial reporting with the Audit Committee and the Board of Directors. To resolve this significant deficiency, we implemented additional controls to continuously improve our period-end closing procedures by ensuring that account reconciliations and analyses are adequately reviewed for completeness and accuracy to timely identify adjustments, particularly as it relates to fixed assets.  Going forward management intends to maintain effective controls over the financial closing process to ensure the accurate and timely accounting and disclosure of fixed asset.

11.
We note your statement that “[o]ther than as described above, management does not believe that there have been any other changes in the Company’s internal control over financial reporting during the year ended December 31., 2008, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” In future filings, please state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also note that the disclosure should be for the most recently completed quarter presented in the periodic report.

Fushi Copperweld Response:  We will ensure that if in the future there are changes in our internal controls that we will clearly make such statement and ensure that the appropriate period is referenced in our future filings as requested by the Staff.

Note 2 – Summary of Significant Accounting Policies, page F-7

12.
You discuss on page F-9 your major suppliers, and we note from the face of the balance sheet the dramatic increase in this balance during 2008. Given the material impact it has on your cash flows, please revise future filings as applicable to discuss the specific business, competitive, and economic factors necessitating such advances. The disclosure on page F-18 that vendors require a certain amount to be deposited with them as a guarantee that the Company will receive their purchase on a timely basis does not explain the material fluctuations from year to year. The ratio of the sum of inventory and advances to suppliers to quarterly cost of goods sold is 128% at March 31, 2009, 85% at December 31, 2008, and 43% at December 31, 2007. Please explain to us, and in future filings, the specific causes of the increases. Refer to Section 501.13.b of the Financial Reporting Codification.

Fushi Copperweld Response: Our decisions with respect to the  amount of raw material purchase advances is mainly based upon (1) the current market price of raw materials and projected future market price of raw materials, (2) the demand and supply situation in the raw materials market and (3) forecasted demand for our products. The primary reason for the recent increased investments in inventory and advances is due to increased demand forecasts of our products within the P.R.C. market as a result of increased government spending related to infrastructure projects. Furthermore, throughout the first half of fiscal year 2008 copper prices increased steadily; however, towards the second half of fiscal year 2008 copper prices decreased significantly. Beginning in the fourth quarter 2008 and continuing through first quarter 2009, we have made several large advances to suppliers to secure our raw material supply at fixed prices at lower rates than accumulated inventories and previous advanced purchase commitments to lower our average purchase price and in turn minimize loss on the prepaid raw materials resulting from the significant decline in spot prices in the fourth quarter 2008.

We will revise our future filings by adding the following disclosures:

Our principal raw materials consist of aluminum and steel rods and copper strips. Changes in the price of copper, which has an established history of volatility, directly affect the prices of our products and influence the demand for our products. Our decision to make advanced purchases of raw materials is mainly based upon (1) the current market price of raw materials and projected future market price of raw materials and (2) the demand and supply situation in the raw materials market, and (3) forecasted demand of our products.

By securing these raw materials in advance, we believe we are able to manage and control our cost of production.

13.
Please tell us the business purpose for substantially increasing your investments in inventory and advances, given that you do not have the cash to pay the $7.2 million judgment, you are defaulting on debt covenants, and sales are down. For example, you may tell us whether: i) you are contractually obligated to keep buying, ii) you believe it is a good time to buy since prices are down, iii) suppliers are demanding higher advances and if so why, or iv) suppliers are tightening their credit terms. We note accounts payable decreased between December 31, 2008 and March 31, 2009, whereas inventory significantly increased. Please tell us the business purpose of paying off the suppliers faster while the Company takes much longer to collect from its customers. Please tell us, and disclose in future filings, why the Company does not negotiate payment terms with its suppliers that are more consistent with the long payment terms given to customers. Please quantify the changes in customer and supplier payment terms for each period presented. Also, given the material impact on liquidity, disclose and explain variances in the inventory and inventory advances turnover ratio and the accounts payable turnover ratio for all periods presented in future filings.

Fushi Copperweld Response: Our current cash flow position does enable us to make the cash payment of $7.2 million. However, as disclosed in further detail in response to Comment 6 above, we have negotiated a settlement with Kuhns that allows for certain non-cash payments terms with Kuhns for the purpose of better cash flow management.

The primary reason for the increased investments in inventory and advances is due to increased demand forecasts of our products within the P.R.C. market as a result of increased government spending related to infrastructure projects. Furthermore, due to globally depressed commodity prices management believed there was an opportunity to lock-in lower purchase prices through increasing the deposit (advance) to suppliers which in turn lowered the average purchase price of raw materials and minimized the loss resulting from the significant decline in spot prices in the fourth quarter 2008.

Furthermore, we extended longer credit terms to our customers in order to capture an increased market share and further put pressure on smaller competitors whose limited capital resources have become further strained due to the global economic crisis.

We will revise our future filings as requested by the Staff to disclose and explain variances in the inventory and inventory advances turnover ratio and the accounts payable turnover ratio.

We will revise our future filings by adding the following disclosures:

Our principal raw materials consist of aluminum and steel rods and copper strips. Changes in the prices of copper, which has an established history of volatility, directly affect the prices of our products and influence the demand for the products. Our decision to make advanced purchases of raw materials mainly based upon (1) the current market price of raw materials and projected future market price of raw materials and (2) the demand and supply situation in the raw materials market, and (3) forecasted demand of our products.

Normal Customer and Supplier Payment Terms (days) as below:
	2008	2009Q1
Customer Payment Term	Payment in advance to 90 days	Payment in advance to 120 days
Supplier Payment Term	Payment in advance to 30 days	Payment in advance to 30 days

Note 5 – Plant and equipment, page F-18

14.
Please tell us about the specific projects that materially comprise the December 31, 2008 construction in progress (CIP) balance. The asset comprises over 25% of net property and equipment but there is no informative disclosure concerning this activity or the attendant impact of the new facilities on production capacities and financing requirements. For each material project, describe the business purpose and identify the construction commencement date and the expected completion date. Describe the costs classified to this account and clearly distinguish these costs from repairs and maintenance costs. Further, please quantify the repairs and maintenance expense that has been recognized in each of the last three fiscal years. Also, please clarify how the disclosed 2008 additions, dispositions, and transfers from CIP can be reconciled with the reported $39.2 million increase in gross property and equipment. Such disclosures should also be provided in future filings. See Items 102 and 303(a)(1)(2)(i) of Regulation S-K.

Fushi Copperweld Response: CIP details as of December 31, 2008 including business purpose, construction commencement date and expected completion date are illustrated as below:

No.	Project description	Balance as at 31 Dec 08	Commencement date	Expected completion date
1	Manufacturing Machine and equipment	14,507,534	Dec-07	Dec-09
2	Corporation administration office building (a)	12,964,718	May-03	Dec-10
3	Manufacturing Machine and equipment	2,848,782	Oct-07	Mar-09
4	Manufacturing Machine and equipment	734,744	Mar-08	Mar-09
5	Manufacture building	617,097	Jan-08	Dec-09
6	Manufacturing Machine and equipment	544,675	Mar-07	May-09
7	Manufacturing Machine and equipment	454,137	Sep-08	Dec-09
8	Manufacturing Machine and equipment	449,899	Jan-08	Dec-09
9	Others	41,744
	Total	33,163,330

(a) The Company started the construction of this project in May 2003. Over the past few years, the Company has increased the value related to the construction under CIP and has also transferred the construction in progress to fixed assets when management determined that the building was ready to use.

Costs classified to CIP include all cost of obtaining the asset and bringing it to the location and condition necessary for its intended use.

The repairs and maintenance expense that has been recognized in each of the last three fiscal years are 59,330, 227,248 and 819,283, respectively. The increase in 2008 was due to the impact of acquisition of Copperweld in October 2007.

We will provide in future filings how the additions, dispositions, and transfers from CIP can be reconciled with the increase in gross property and equipment according to items 102 and 303 (a)(1)(2)(i) if Regulation S-K. For 2008’s reconciliation, refer to the below table:

Gross PP&E
Balance as of 31 December 2007	97,967,131
Acquired through cash payment	15,226,592
Acquired from advanced payments	18,219,023
Fixed assets transferred from CIP	37,279,488
CIP transferred to fixed assets	-37,279,488
Disposal	-111,926
FX rate effect	5,834,856
Balance as of 31 December 2008	137,135,676

Note 8 – Prepaid taxes, Taxes Payable and Deferred Tax Asset, page F-19

15.
You state on page F-21 that Fushi was incorporated in the United States and have incurred net operating losses for income tax purposes since inception, but that management believes that the realization of the benefits related to the use of net operating loss carry forwards can be used by your US operating subsidiary in future periods because expectations are that Copperweld will have taxable income in future periods. However, you disclose on page F-20 that Fushi, Fushi Holdings, Copperweld Bimetallics Holdings, LLC and Copperweld Bimetallics, LLC have incurred net operating losses for income tax purposes since inception. Therefore, please tell us the basis for your statement that you expect to realize future taxable income when taxable income has never been generated.

Fushi Copperweld Response: Copperweld U.S. operations at our Fayetteville facility experienced profits in the first three quarters of fiscal year 2008. The net loss in the fourth quarter of 2008 and the first quarter of 2009 was mainly due to the global economy downturn, but management believes Fayetteville will be able to generate enough profit in the next 20 years to realize the deferred tax assets at that time. Furthermore, we expect to realize taxable income in future periods at our Fayetteville facility as a result of cost saving initiatives and restructuring of manufacturing and sales beginning in the fourth quarter of 2008.

16.
You also state on page F-21 that based on your review, no valuation allowance for deferred tax assets was necessary as of December 31, 2008. Please tell us and disclose in future filings: (1) the specific positive and negative factors described in paragraphs 20-25 of SFAS 109 that you considered in concluding that the valuation allowance should be zero, given your disclosure that certain of your subsidiaries have incurred net operating losses since inception and the fact that you have generated increasing consolidated pre-tax financial income in each of the three prior periods; (2) the amount of taxable income that the US companies must generate in order to recover the $9,430,554 deferred tax asset balance at March 31, 2009; (3) the actual amount of cumulative taxable income (loss) that the US companies have generated since inception; (4) whether you expect to book a valuation allowance at June 30, 2009; (5) whether a valuation allowance could cause you to violate any debt covenants; (6) why there are no deferred tax liabilities for book/tax differences, such as depreciation; and (7) paragraph 44 of SFAS 109 disclosures to warn investors about the material tax consequences if you need to repatriate earnings from China. This information is material since the tax benefits have been material to 2007, 2008 and 2009 net income. Refer to Section 501.14 of the Financial Reporting Codification.

Fushi Copperweld Response:

(1)    The positive factors that we considered includes that our U.S. operations at our Fayetteville facility experienced profitability in the first three quarters of fiscal year 2008. The net loss in the fourth quarter of 2008 and the first quarter of 2009 was mainly due to the global economy downturn, but management believes Fayetteville will be able to generate enough profit in the next 20 years to realize the deferred tax assets at that time. Furthermore, we expect to realize taxable income in future periods at our Fayetteville due to cost savings initiatives and restructuring of manufacturing and sales beginning in the fourth quarter of 2008.

(2)    The amount of taxable income that the US companies must generate in order to recover the $9,430,554 deferred tax asset balance at March 31, 2009 is approximately $27,736,922 in the next 20 years.

(3)    As of March 31, 2009, the accumulated loss is $27,736,922, of which $24,680,572 is incurred by the parent company, Fushi Copperweld, and only $3,056,350 incurred by our operations at Fayetteville facility.  The parent company does not generate revenues and its expenses primarily include interest expenses on the High Yield Notes, stock-based compensation, changes in fair value of derivative liabilities related to Convertible Notes conversion options, hedge and warrants, as well as professional fees and outside service expenses.

(4)    We do not expect to book a valuation allowance at June 30, 2009

(5)    A valuation allowance would not cause us to violate any debt covenants

(6)    There are no temporary difference items such as depreciation between the book and tax in our chinese operating entities. The deferred tax liabilities amount is not material for book/tax difference in our U.S. operating entity. Therefore, the Company does not have any other deferred assets or deferred liabilities except the deferred assets generated by the net operating loss from the U.S. holding company.

(7)    Under the new PRC Enterprise Income Tax Law (“PRC EIT Law”) which came into effect on January 1, 2008, and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) to the extent such dividends are derived from sources within the PRC subject to the application of any relevant income tax treaty that the PRC has entered into. As we are considered “non-resident enterprises” under the new PRC EIT Law, dividends that we receive from our PRC subsidiaries are subject to PRC taxation at such 10% rate (or lower treaty rate).

Note 18 – Business combinations, page F-34

17.
You state you determined the fair value of the acquired assets of Copperweld based on an independent appraisal. Please revise your disclosure in future filings to identify the third party and provide its consent as an exhibit to the filing in accordance with Rule 436(a) of Regulation C.

Fushi Copperweld Response: Houlihan Lokey Howard & Zukin (Europe) Limited provided the independent appraisal. We will revise our future filings to disclose them and include their consent.

Form 10-Q for the period ended March 31, 2009

Management’s Discussion and Analysis, page 39

18.
We note the material amounts of derivative liability gains and losses recognized during the period. In future filings, please expand MD&A to specifically identify the market changes that can reasonably be expected to precipitate loss recognition. For example, please disclose whether a decline in market interest rates can generate losses on your derivative hedge. Disclose also whether an increase in your stock price can generate losses on your warrant and conversion option derivatives. See Section 501.02 of the Financial Reporting Codification.

Fushi Copperweld Response: We will expand our MD&A in future filings by disclosing the following:

The fair market value of our derivative hedge is mainly determined based upon the changes in forward market six month USD LIBOR rates and changes in forward market exchange rate between USD and Chinese RMB. A decline in forward market LIBOR rates and accelerated depreciation in Chinese RMB against USD can generate material losses on our derivative hedge.

The fair market values of our warrant and conversion option derivatives are determined by the market price of our stock, strike price, volatility, risk free interest rate, expected life and dividend yield. An increase in our stock price can generate material losses on our warrant and conversion option derivatives.

Liquidity and Capital Resources, page 55

19.
Given the material impact of receivables variances on operating cash flow, please tell us and expand the liquidity section in future filings to quantify the days sales outstanding ratio for each period presented and explain the reasons for the increases, as we note that DSO has increased from 57 days at March 31, 2008, to 109 days at December 31, 2008, to 113 days at March 31, 2009. In your response and in future filings, please: (1) quantify the standard number of days you give customers to pay; (2) quantify changes in these terms during the periods presented; (3) describe changes in the aging of the receivables portfolio for the periods presented; (4) reconcile item (3) with the disclosure on page 54 of the Form 10-K that “rarely” do accounts receivable go uncollected beyond 90 days; and (5) disclose your policy for writing-off receivables, for example, after 120 days, 180 days, etc. See Section 501.05 of the Financial Reporting Codification. Please explain to us why March 31, 2009 accounts receivable substantially exceeds sales for the quarter and fully describe for us the procedures that you use to ensure that revenues are recorded in the proper period, including a discussion of whether every sales transaction has a formal written customer order that identifies the price and quantities of product and payment terms.

Fushi Copperweld Response:

(1)    The standard number of days we give our customers to pay is 90 days to 120 days.

(2)    We extended credit terms in 2008 and 2009 to certain credible customers that have long-standing business relationships with us in order to capture increased market share. Prior to this adjustment in customer credit policies, the standard number of we gave our customers to pay was 90 days.

(3)    The aging profile of our receivables is improving as shown below:

	31-Mar-09	31-Dec-08	Variance
1-30 days	19,508,965	7,967,993	11,540,971
31-60 days	12,775,742	14,981,574	-2,205,832
61-90 days	2,787,651	17,033,521	-14,245,869
91-180 days	9,545,731	9,394,901	150,831
181-365 days	-	723,089	-723,089
Bad debt	-290,338	-318,529	28,191
Total	44,327,752	49,782,548	-5,454,796

(4)    We will revise the disclosure in future filings.

(5)    We write off receivables specifically based on the facts we obtain about the customers’ ability to pay.

March 31, 2009 accounts receivable exceeded sales for the quarter by $9 million because of the receivables carried forward from December 31, 2008 with aging over 90 days (also refer to the above table).

We recognize revenue according to shipment date to ensure that revenues are recorded in the proper period.

Every sales transaction has a formal written customer order that identifies the price and quantities of product and payment terms.

Note 18 – Subsequent events, page 38

20.
We note from page 58 that Copperweld reported a fixed charge ratio of -2.97 to 1.0 which resulted in Copperweld being in default under the credit line as of March 31, 2009. We assume this was the sole violation of the “certain financial covenants” under the terms of the line of credit agreement with Wells Fargo described herein. If so, please revise future filings to state the requirement for the fixed charge ratio, as well as to name any other critical financial covenants and quantify their requirements. Please tell us whether you expect to be in compliance with these ratios for the quarter ended June 30, 2009, and if not, the consequences thereof.

Fushi Copperweld Response: This was the sole violation of the financial covenants and we will revise our future filings as requested by the Staff.

We will not be in compliance with the fixed charge ratio for the quarter ended June 30, 2009. Fixed charge ratio is calculated based on rolling 12 months net income (loss) and Copperweld is still picking up 2008’s loss to calculate Q2’s fixed charge ratio.

Meanwhile, we are in the process of negotiating a new agreement with our bank Wells Fargo, which would change the covenants. Since Copperweld has obtained and can continue to receive financial support from our Dalian operations if needed and local management has implemented further cost savings initiatives and restructuring of manufacturing and sales which will further improve profitability during the first quarter of 2009, these positive factors will help us be in a good position to negotiate with the bank. However, we may not be able to close the new agreement by the end of the second quarter of 2009.

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 60

21.
You state on page 61 that the fair value of the cross currency swap is determined on an annual basis with the assistance of third party provided calculations. Please revise your disclosure in future filings to identify the third party and provide its consent as an exhibit to the filing in accordance with Rule 436(a) of Regulation C.

Fushi Copperweld Response: We will revise our future filings and provide the consent requested by the Staff.  The full name of the 3rd party is Merrill Lynch Capital Services, Inc.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

22.
We note your statement that you used Weil Gotshal & Manges LLP’s consultant services and research data to set compensation for Christopher Finley and James Todd at levels targeted at or around the average of the compensation amounts provided to executives at comparable local companies considering, for each individual, their individual experience level related to their position with you. It appears as if you engaged in benchmarking with respect to the compensation for these executive officers. In future filings where you engage in benchmarking, please clearly state whether you have engaged in benchmarking of total compensation or any material element of compensation, identifying the benchmark and the component companies as well as where compensation fell within benchmarked parameters. See Item 402(b)(2)(xiv) of Regulation S-K.

Fushi Copperweld Response: We will include such disclosure in future filings as requested by the Staff and required under Item 402(b)(2)(xiv).

23.	We note that you adjusted several base salaries in 2008. In future filings, please disclose the factors considered in decisions to increase base salaries. See Item 402(b)(2)(ix) of Regulation S-K.

Fushi Copperweld Response: Under the section entitled "Base Compensation” in page 13 we included a number of factors that are considered in determining to adjust base salary as below:

•	the negotiated terms of each executive employment agreement;

•	internal review of the executive’s compensation, both individually and relative to other executive officers;

•	and individual performance of the executive.

We will disclose other factors, if any, in future filings.

24.
In future filings, please clearly state why you choose to pay annual cash incentives and long-term incentive compensation and how you determine the amounts for these types of awards. For example, we note that the annual cash bonuses are “subject to overall performance and results on objectives as outlined by the Board” and that Messrs. Fu and Wang were granted bonuses based on the “achievement of certain qualitative individual leadership objectives.” Regarding long-term incentive compensation, we note that “the Committee evaluates previously set specific milestones, largely comprised of measurable business metrics which can be impacted by management” and that “the Committee also takes into account the individual’s position, scope of responsibility, ability to affect probability, and the value of the option grants in relation to other elements of the total compensation.” To the extent these forms of compensation are structured and implemented to reflect specific items of your corporate performance or an executive officer’s individual performance or contribution, please disclose the these goals and the actual results achieved. To the extent discretion is used to adjust an award, please specifically disclose so in accordance with Item 402(bX2)(vii) of Regulation S-K. See Item 402(b)(2)(v)-(vii) of Regulation S-K.

Fushi Copperweld Response: We will include such disclosure in future filings.

25.
We note that you provide certain perquisites and additional benefits to executive officers. In future filings, please briefly describe these perquisites and additional benefits and disclose them in the Summary Compensation Table if so required.

Fushi Copperweld Response: The perquisites and additional benefits given by the Company are labor related and since they are less than $10k we were not required to disclose it.

26.
Please include a footnote to the Option Awards column in the Summary Compensation Table disclosing all assumptions made in the valuation of these awards. See Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Fushi Copperweld Response: We will include a footnote with such disclosure in future filings.  Further, the following has been included in footnotes to the financial statements:

Risk-free interest rate – Risk-free interest rate is based on US Treasury zero-coupon issues with maturity terms similar to the expected term on the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected dividend yield – The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options. The Company has no plans to pay any dividend in the foreseeable future. Therefore, the Company considers the dividend yield to be zero.

Expected option life – Because the Company has no historical share option exercise experience to estimate future exercise patterns, the expected life was determined using the simplified method as these awards meet the definition of “plain-vanilla” options under the rules prescribed by Staff Accounting Bulletin No. 107. An increase in expected life will increase compensation expense.

Expected stock price volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. As a forward-looking measure, the Company uses implied volatility of Company’s 225 days call options with strike price of $5.00 on May 7, 2009 (source: Morningstar.com), adjusted by the 2-year historical volatility of the Company’s stock as well as 2-year historical volatilities of the Company’s comparable public companies, to calculate the expected stock price volatility. An increase in the expected volatility will increase compensation expense.

27.
In future filings where your executive officers have outstanding equity awards at the end of the fiscal year, such as securities underlying unexercised options that are exercisable, please include an Outstanding Equity Awards At Fiscal Year-End Table pursuant to Item 402(1) of Regulation S-K.

Fushi Copperweld Response: We will include such disclosure in future filings.

28.	In future filings where you award stock or options to your executive officers, please include an Option Exercises and Stock Vested Table pursuant to Item 402(g) of Regulation S-K.

Fushi Copperweld Response: During 2008, there were no options exercised or restricted stock awards that vested.  As a result, that table was not included.  We will include the table in future filings if there are options exercised or restricted stock awards that vested during the applicable period.

29.
We note that you have entered into Employment Agreements with your executive officers and that these employment agreements provide certain payments upon termination. In future filings, please disclose this information pursuant to Item 402(j) of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See Item 402(b)(1)(v) of Regulation S-K.

Fushi Copperweld Response: We will include such disclosure in future filings.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 20

30.	In future filings, please disclose the policies and procedures for the review, approval, or ratification of any related party transaction. See Item 404(b) of Regulation S-K.

Fushi Copperweld Response: We will include such  disclosure in future filings. Our Board of Directors has not adopted a formal policy pertaining to the review, approval and ratification of related party transactions; however, our independent directors will review, approve or ratify, when necessary, transactions with related parties on a case-by-case basis, and if the proposed transaction is with an independent board member, such member will excuse himself or herself from such review, approval or ratification. When deliberating such transactions, the independent directors will consider whether the terms of the transaction are fair to us.

* * * *

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Christopher Wenbing Wang Christopher Wenbing Wang Chief Financial Officer